[redacted]

11022331

SEC Mail Processing
Section

MAY 17 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UW Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 17th Street, Suite 700
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin C. Hirsh 720-956-6503
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ehrhardt Keefe Steiner Hottman, PC
(Name - *if individual, state last, first, middle name*)

7979 E. Tufts Avenue, Suite 400 (Address) Denver (City) CO (State) 80237-2843 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin C. Hirsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UW Investment Services, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
LINDA A. SELUB
STATE OF COLORADO

By: UW Investment Services, Inc.

Signature

Notary Public
My commission expires 5/22/13

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UW INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)
Denver, Colorado

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
December 31, 2010 and 2009

CONTENTS

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-9718
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors
UW Investment Services, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of UW Investment Services, Inc. (the Company), a wholly owned subsidiary of United Western Bancorp, Inc., as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of UW Investment Services, Inc. as of December 31, 2009 and for the year then ended were audited by other auditors whose report dated February 25, 2010, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2010 financial statements referred to above present fairly, in all material respects, the financial position of UW Investment Services, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the 2010 financial statements was conducted for the purpose of forming an opinion on the 2010 basic financial statements taken as a whole. The information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

May 3, 2011
Denver, Colorado

UW INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

	2010	2009
Assets		
Cash and cash equivalents	$ 342,765	$ 394,580
Restricted cash maintained at clearing organization	100,000	100,000
Other accounts receivable and commissions receivable	1,300	1,300
Furniture and equipment, net	1,663	3,696
Prepaid expenses and other assets	1,033	1,716
Deferred taxes	1,497	828
Total assets	$ 448,258	$ 502,120
Liabilities and stockholder's equity		
Compensation payable and other liabilities	$ 2,398	$ 1,184
Accounts payable due to Parent and affiliated company	3,940	10,787
Accrued expenses	7,573	7,677
Total liabilities	13,911	19,648
Commitments and contingencies		
Stockholder's equity		
Common stock, $1 par value, authorized 1,000,000 shares; issued and outstanding 1,000 shares	1,000	1,000
Additional paid-in capital	1,021,408	1,021,408
Accumulated deficit	(588,061)	(539,936)
Total stockholder's equity	434,347	482,472
Total liabilities and stockholder's equity	$ 448,258	$ 502,120

See accompany notes to financial statements.

UW INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)
STATEMENTS OF OPERATIONS
Years Ended December 31, 2010 and 2009

	2010	2009
Revenue:		
Sale of investment company shares	$ 14,179	$ 25,481
Securities and loan commissions	15,600	15,600
Interest and other income	324	63,713
Total revenue	30,103	104,794
Operating expenses:		
Compensation and employee benefits	-	3,537
Commissions and clearance fees paid to other broker-dealers	14,580	13,800
Communications	-	477
Occupancy and equipment	27,599	28,040
Regulatory fees	4,256	10,532
Other	40,104	42,019
Total expenses	86,539	98,405
(Loss) income before income taxes	(56,436)	6,389
Income tax (benefit) expense	(8,311)	1,235
Net (loss) income	$ (48,125)	$ 5,154

See accompany notes to financial statements.

UW INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2010 and 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, December 31, 2008	$ 1,000	$ 1,021,408	$ (545,090)	$ 477,318
Net income	-	-	5,154	5,154
Balances, December 31, 2009	1,000	1,021,408	(539,936)	482,472
Net loss	-	-	(48,125)	(48,125)
Balances, December 31, 2010	$ 1,000	$ 1,021,408	$ (588,061)	$ 434,347

See accompany notes to financial statements.

UW INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities		
Net (loss) income	$ (48,125)	$ 5,154
Adjustments to reconcile net (loss) income to net cash from operating activities:		
Depreciation expense	2,033	2,957
Change in operating assets and liabilities:		
Prepaid expenses and other assets	683	3,864
Deferred taxes	(669)	107,580
Compensation payable and other liabilities	1,214	(1,689)
Accounts payable due to Parent and affiliated company	(6,847)	652
Accrued expenses	(104)	3,806
Net cash (used in) provided by operating activities	(51,815)	122,324
(Decrease) increase in cash and cash equivalents	(51,815)	122,324
Cash and cash equivalents		
Beginning of year	394,580	272,256
End of year	$ 342,765	$ 394,580

See accompany notes to financial statements.

NOTE 1 - ORGANIZATION

UW Investment Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). On February 5, 1997, United Western Bancorp, Inc. (United or Parent) completed the acquisition of the Vintage Group, Inc. (Vintage) with the issuance of 779,592 shares of United's common stock, which was accounted for as a pooling of interests. The Company was a wholly owned subsidiary of Vintage-Delaware Holdings, Inc., until October 31, 2001 when the Company contributed 100% of its outstanding stock to a wholly owned subsidiary of United that was divested in 2006. The Company has an office in Denver, Colorado.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company maintains cash of $100,000 in a clearing deposit account and is ultimately responsible for payment of securities purchased and delivery of the securities sold by its customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents: The Company considers all unpledged temporary cash investments with a maturity at date of purchase of three months or less to be cash equivalents. During the years ended December 31, 2010 and 2009, there was no interest or income tax paid.

Concentrations of Credit Risk: The Company continually monitors its position with, and the credit quality of, the financial institutions with which it invests. As of the balance sheet date and periodically throughout the year, the Company has maintained balances in excess of federally insured limits.

The Company grants credit in the normal course of business to its customers. The Company assesses the financial condition of its customers to reduce credit risk.

Furniture and Equipment: Furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets ranging from two to five years.

Revenue Recognition: Revenues from the sale of investment company shares, which represent fees from sales of mutual funds directed by clients, and securities and loan commissions revenues and expenses are recorded on a trade-date basis as securities transactions are executed.

Income Taxes: Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company's results of operations are included in the consolidated federal and state income tax returns of United. The Company is charged or receives the benefit for the taxes applicable to its profits or losses calculated on the basis of the consolidated tax returns.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more-likely-than-not test, no tax benefit is recorded. This policy had no effect on the Company's financial statements.

The Company's federal, state and local income tax returns for tax years 2007 and 2006, respectively, and prior are no longer subject to examination under respective statutes of limitations.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Accounting Estimates and Assumptions: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events: The Company has evaluated all subsequent events through May 3, 2011, which is the date the financial statements were available for issuance, and determined that there were no subsequent events requiring disclosure.

NOTE 3 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily, and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

During 2009 and 2010, the Company was engaged in limited trading and brokerage activities. The Company's counterparties primarily include other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2010, the Company had net capital of $423,894, which was $418,894 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.03-to-1 at December 31, 2010. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

NOTE 5 - RELATED-PARTY TRANSACTIONS

Various administrative services are provided by United. Expenses allocated to the Company by United based on estimated usage of shared services were $22,505 and $21,490 for the years ended December 31, 2010 and 2009, respectively, which is part of other expenses in the statements of operations. Accounts payable due to Parent and affiliated company at December 31, 2010 and 2009 of $3,940 and $10,787, respectively, were for various operating expenses initially paid by United on behalf of the Company.

NOTE 6 - FURNITURE AND EQUIPMENT

At December 31, 2010 and 2009, the Company's furniture and equipment consisted of the following:

	2010	2009
Equipment	$ 10,164	$ 10,164
Computer hardware	5,737	5,737
	15,901	15,901
Less accumulated depreciation	14,238	12,205
	$ 1,663	$ 3,696

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Operating Leases: The Company currently leases office space on a month to month basis from United.

Rent expense for the years ended December 31, 2010 and 2009 totaled $25,430 and $24,616, respectively, and is included in occupancy and equipment expense.

Litigation: The Company is from time to time party to various litigation matters, in most cases involving ordinary and routine claims incidental to its business. The Company accrues liabilities when it is probable that the future costs will be incurred and such costs can be reasonably estimated. Such accruals are based upon developments to date, the Company's estimates of the outcome of these matters and its experience in contesting, litigating, and settling other matters.

NOTE 8 - DEFINED CONTRIBUTION PLAN

The Company has a 401(k) defined contribution plan (the Plan) through United covering all employees twenty-one years of age and older who have elected to participate in the Plan. Each participant may make pretax contributions to the Plan up to the lesser of the amount allowed by the Internal Revenue Code or 100% of such participant's earnings. The Company matches 50% of participant contributions on the first 6% of compensation deferred, not to exceed 3% of the participant's compensation. The Plan provides for vesting of matching contributions over a three year period; 20% after one year, 40% after two years, and 100% after three years. The Company contributed $0 and $50 for the years ended December 31, 2010 and 2009, respectively, which is included in compensation and employee benefits expense in the statements of operations.

NOTE 9 - INCOME TAXES

For the years ended December 31, 2010 and 2009, the income tax (benefit) expense varied from the amount computed at the statutory federal rate of 35%. Income taxes are as follows:

	2010	2009
Federal tax at statutory rates	$ (19,753)	$ 2,236
Surtax exemption	10,383	(1,243)
State income taxes, net of federal benefit	(1,698)	196
Write off of stock compensation deferred tax asset	281	-
Write off of income tax receivable from Parent	2,476	-
Net effects of permanent differences	-	46
	$ (8,311)	$ 1,235

The income tax (benefit) expense for the years ended December 31, 2010 and 2009 is comprised of ($5,698) and $933, respectively, of federal income tax (benefit) expense and ($2,613) and $302, respectively, of state tax (benefit) expense. The 2010 income tax benefit was offset by write offs of $281 and $2,476 related to the stock compensation deferred tax asset and the income tax receivable from Parent, respectively.

At December 31, 2010, the deferred tax asset of $1,497 is related to depreciation and will reverse over time. At December 31, 2010 and 2009, the Company had a due to United in the amount of $0 and $6,249, respectively, which principally represents the income tax activity for the respective years.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

UW INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2010

Net capital:		
Total stockholder's equity per the accompanying financial statements	$	434,347
Deductions and/or charges:		
Nonallowable assets:		
Unsecured accounts receivable		1,300
Furniture and equipment, net		1,663
Prepaid expenses and other assets		1,033
Cash		4,960
Deferred taxes		1,497
Total nonallowable assets		10,453
Net capital	$	423,894
Aggregate indebtedness:		
Items included in statement of financial condition:		
Compensation payable and other liabilities	$	2,398
Accounts payable due to Parent and affiliated company		3,940
Accrued expenses		7,573
Total aggregate indebtedness	$	13,911
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	927
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	418,894
Ratio: Aggregate indebtedness to net capital		0.03 to1

The information on this schedule is in agreement in all material respects with that reported by the Company on the unaudited FOCUS Report, Part II, as of December 31, 2010.

UW INVESTMENT SERVICES, INC.
(a Wholly Owned Subsidiary of United Western Bancorp, Inc.)
STATEMENT REGARDING RULE 15c3-3
December 31, 2010

Computation for Determination of Reserve Requirements

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Information Relating to Possession or Control

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

The information on this schedule is in agreement in all material respects with that reported by the Company on the unaudited FOCUS Report, Part II, as of December 31, 2010.

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400

Denver, Colorado 80237-9718

P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
UW Investment Services, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements of UW Investment Services, Inc. (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Board of Directors
UW Investment Services, Inc.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

May 3, 2011
Denver, Colorado

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-9718
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17A-5

Board of Directors
UW Investment Services, Inc.
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by UW Investment Services, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences, if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC
Ehrhardt Keefe Steiner & Hottman PC

May 3, 2011
Denver, Colorado

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047565 FINRA DEC
UW INVESTMENT SERVICES 20*20
700 17TH ST STE 700
DENVER CO 80202-3505

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ben Hirsh 7209566503

2. A. General Assessment (item 2e from page 2)	$ 75.00
B. Less payment made with SIPC-6 filed (exclude interest) 7/20/10 Date Paid	(18.00)
C. Less prior overpayment applied	(132.00)
D. Assessment balance due or (overpayment)	(57.00)
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum	—
F. Total assessment balance and interest due (or overpayment carried forward)	$ (57.00)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ —
H. Overpayment carried forward	$(57.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UW Investment Services
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of January, 2011.

President & CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Mailed 1/28/11

UW INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of
United Western Bancorp, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
December 31, 2010 and 2009

Filed Pursuant to Section 17 of the Securities Exchange
Act of 1934 and Rule 17a-5(e) Thereunder as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Estimated average burden hours per response. . .12.00

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS